EXHIBIT 99.1

CoolCo Announces Expansion of Bank Facility to Fund Recently Announced LNGe Conversion Upgrades

Increased debt capacity by $70 million and reduced margin of existing bank facility maturing in February 2027

Incremental funds to finance previously announced LNGe conversion of five LNG carriers, including retrofitting with sub-coolers for LNG boil-off reliquefaction

Cool Company Limited (NYSE: CLCO / CLCO.OL “CoolCo” or the “Company”) announces today that a syndicate of existing lenders in one of its bank facilities (the “Senior Secured Sustainability Linked Amortizing Term Loan” or “Facility”) has approved an increase in the debt amount of $70 million and has also agreed to reduce the Facility’s interest rate margin from 275 basis points to 225 basis points. The additional funding is expected to be drawn on June 30, 2023. The Facility’s underlying SOFR exposure is fully hedged, and the Facility’s scheduled amortization will be adjusted proportionally for the increased size. The additional debt funding under this Facility will fund the LNGe conversion of five vessels, including retrofits with sub-coolers for LNG boil-off reliquefaction under the recently announced contract with HD Hyundai Global Service.

John Boots, CFO, commented:

As we take decisive steps forward in our efforts to reduce the emissions profile and improve the overall competitiveness of our fleet of modern LNG carriers, this amendment stands as a testament to the confidence in our mission by our banking partners, for which we are very thankful. The improved terms of the Facility speak to our strong financial position, a source of true competitive advantage under current credit conditions. The upgrades that make up the LNGe conversion process put our TFDE vessels firmly into the top tier of all TFDEs in the market, with boil-off rates that make these upgraded vessels extremely competitive with 2-stroke vessels, further improving CoolCo’s ability to take advantage of the strong demand for high-quality, modern LNG carriers.

About CoolCo

CoolCo is a growth-oriented owner, operator and manager of fuel-efficient liquefied natural gas (“LNG”) carriers. Using its integrated, in-house vessel management platform, CoolCo provides charterers and third-party LNG vessel owners with modern and flexible management and transportation solutions, delivering a lesser-emitting form of energy that supports decarbonization efforts, economic growth, energy security, and improvements in quality of life. CoolCo intends to leverage its industry relationships to make further accretive acquisitions of in-service LNGCs, and to selectively pursue newbuild opportunities.

For further information, please contact:

ir@coolcoltd.com

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to the retrofitting of the vessels with equipment and any subsequent improvements in performance, reductions in emissions, the LNG carrier market, and other non-historical statements.  Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” These statements are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include risks relating to this contract, future industry conditions and other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.

Cool Company Ltd.

Hamilton, Bermuda

Questions should be directed to:

c/o Cool Company Management Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer

John Boots - Chief Financial Officer